UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

Carnival Corporation

Carnival plc

(Name of Issuer)

Common Stock, par value $0.01 per share, of Carnival Corporation

Special Voting Share of Carnival plc

Trust Shares (representing beneficial interests in the P&O Princess Special Voting Trust)

(Title of Class of Securities)

Common Stock: 143658 10 2 and 143658 30 0**

Special Voting Share: G7214F 12 2

Trust Shares: 143658 30 0**

(CUSIP Number)

Arnaldo Perez, Esq.

General Counsel

Carnival Corporation

3655 N.W. 87th Avenue

Miami, Florida 33178-2428

(305) 599-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: MA 1994 B SHARES, L.P.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 80,736,445
	8)	Shared Voting Power: -0-
	9)	Sole Dispositive Power: 80,736,445
	10)	Shared Dispositive Power: -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,736,445
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 8.7%
14)	Type of Reporting Person (See Instructions): PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: MA 1994 B SHARES, INC.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 80,736,445
	8)	Shared Voting Power: -0-
	9)	Sole Dispositive Power: 80,736,445
	10)	Shared Dispositive Power: -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,736,445
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 8.7%
14)	Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: MICKY ARISON
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 85,670,611
	8)	Shared Voting Power: 35,465,423
	9)	Sole Dispositive Power: 0
	10)	Shared Dispositive Power: 121,136,034

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 121,136,034
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 13.0%
14)	Type of Reporting Person (See Instructions): IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: JMD DELAWARE, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: -0-
	8)	Shared Voting Power: -0-
	9)	Sole Dispositive Power: -0-
	10)	Shared Dispositive Power: 82,419,457

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,419,457
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 8.9%
14)	Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: JAMES M. DUBIN
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 1,000
	8)	Shared Voting Power: 0
	9)	Sole Dispositive Power: 1,000
	10)	Shared Dispositive Power: 85,670,611

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 85,671,611
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 9.2%
14)	Type of Reporting Person (See Instructions): IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: ARTSFARE 2005 TRUST No. 2
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: -0-
	8)	Shared Voting Power: -0-
	9)	Sole Dispositive Power: -0-
	10)	Shared Dispositive Power: 35,465,423

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,465,423
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 3.8%
14)	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: SUNTRUST DELAWARE TRUST COMPANY
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: -0-
	8)	Shared Voting Power: -0-
	9)	Sole Dispositive Power: -0-
	10)	Shared Dispositive Power: 35,465,423

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,465,423
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 3.8%
14)	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: VERUS PROTECTOR, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: -0-
	8)	Shared Voting Power: 35,465,423
	9)	Sole Dispositive Power: -0-
	10)	Shared Dispositive Power: 35,465,423

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,465,423
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 3.8%
14)	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: RICHARD L. KOHAN
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 1,000
	8)	Shared Voting Power: 35,465,423
	9)	Sole Dispositive Power: 1,000
	10)	Shared Dispositive Power: 121,137,034

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 121,138,034
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 13.0%
14)	Type of Reporting Person (See Instructions): IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: KLR, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: -0-
	8)	Shared Voting Power: -0-
	9)	Sole Dispositive Power: -0-
	10)	Shared Dispositive Power: 82,419,457

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,419,457
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 8.9%
14)	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,

Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: NICKEL 2015-94B TRUST
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): Not Applicable
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 80,736,445
	8)	Shared Voting Power: -0-
	9)	Sole Dispositive Power: 80,736,445
	10)	Shared Dispositive Power: -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,736,445
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11): 8.7%
14)	Type of Reporting Person (See Instructions): OO

The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by MA 1994 B Shares, L.P. (“B Shares, L.P.”), MA 1994 B Shares, Inc. (“B Shares, Inc.”), Micky Arison, JMD Delaware, LLC, James M. Dubin, Artsfare 2005 Trust No. 2, SunTrust Delaware Trust Company, Verus Protector, LLC, Richard L. Kohan, KLR, LLC and Nickel 2015-94B Trust (collectively, the “Reporting Persons”). This Amendment No. 24 is being filed to reflect that Dozer Trust (“Dozer Trust”) has ceased to be in a group with the Reporting Persons. This Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

Item 2 is hereby amended by deleting any reference to Dozer Trust.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

On November 9, 2020, Dozer Trust, a trust for the benefit of Michael Alan Arison, sold 50,000 Shares in a broker’s transaction pursuant to an existing 10b5-1 plan. On December 9, 2020, Dozer Trust sold an additional 50,000 Shares in a broker’s transaction pursuant to the same plan. Dozer Trust has ceased to be in a group with the Reporting Persons. On November 30, 2020, MA 1994 B Shares L.P. sold 5,000,000 shares in broker’s transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

All ownership percentages set forth herein assume that there are 929,632,189 Shares outstanding, representing the total number of shares reported by Carnival Corporation in Registration Statement on form 424B5 and filed on November 19, 2020.

(a) and (b)(i)

(i) B Shares, L.P. beneficially owns an aggregate of 80,736,445 Shares (approximately 8.7% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

(ii) B Shares, Inc. beneficially owns an aggregate of 80,736,445 Shares (approximately 8.7% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(iii) Micky Arison beneficially owns an aggregate of 121,136,034 Shares (approximately 13.0% of the total number of Shares outstanding), 3,251,154 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 80,736,445 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2015-94 B Trust, 35,465,423 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999, and 1,683,012 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several trusts for the benefit of his children. Micky Arison has shared dispositive and voting power with respect to the 35,465,423 Shares held by the Artsfare 2005 Trust No. 2. Micky Arison has sole voting and shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 1994 “B” Trust, the 3,251,154 Shares held by the Nickel 2003 Revocable Trust and the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children.

(iv) JMD Delaware, LLC beneficially owns an aggregate of 82,419,457 Shares (approximately 8.9% of the total number of Shares outstanding), by virtue of being a distribution adviser of the Nickel 2015-94 B Trust and various trusts for the benefit of Micky Arison’s children. JMD Delaware, LLC has shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children. Accordingly, JMD Delaware, LLC may be deemed to beneficially own such Shares for which it exercises voting and/or dispositive power. JMD Delaware, LLC disclaims beneficial ownership of all such Shares.

(v) James M. Dubin beneficially owns an aggregate of 85,671,611 Shares (approximately 9.2% of the total number of Shares outstanding), 1,000 Shares of which he holds directly, 82,419,457 Shares with respect to which he has a beneficial interest by virtue of being the sole member of JMD Delaware, LLC and 3,251,154 Shares with respect to which he has a beneficial interest by virtue of being a trustee of the Nickel 2003 Revocable Trust. Mr. Dubin has sole voting and dispositive power with respect to the 1,000 Shares he holds directly. Mr. Dubin has shared dispositive power with respect to the 3,251,154 Shares held by the Nickel 2003 Revocable Trust, the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children. Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and/or dispositive power. Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

(vi) Artsfare 2005 Trust No. 2 beneficially owns the 35,465,423 Shares for which it exercises shared dispositive power (approximately 3.8% of the total number of Shares outstanding).

(vii) SunTrust Delaware Trust Company beneficially owns 35,465,423 Shares (approximately 3.8% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 2005 Trust No. 2. SunTrust Delaware Trust Company has shared dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No. 2. Accordingly, SunTrust Delaware Trust Company may be deemed to beneficially own such Shares. SunTrust Delaware Trust Company disclaims beneficial ownership of such Shares.

(viii) Verus Protector, LLC beneficially owns an aggregate of 35,465,423 Shares (approximately 3.8% of the total Shares outstanding), by virtue of being the protector of Artsfare 2005 Trust No.2. Verus Protector, LLC has shared voting and dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No.2.

(ix) Richard L. Kohan beneficially owns an aggregate of 121,138,034 Shares (approximately 13.0% of the total Shares outstanding), by virtue of being the sole member of Verus Protector, LLC, a trustee of Nickel 2003 Revocable Trust, the sole member of KLR, LLC and owning 1,000 Shares indirectly and 1,000 Shares directly. Mr. Kohan has shared voting and dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No. 2. Mr. Kohan has shared dispositive power with respect to the 3,251,154 Shares held by the Nickel 2003 Revocable Trust, the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children and the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust. Mr. Kohan has shared voting and dispositive power with respect to the 1,000 Shares held by his wife and sole voting and dispositive power with respect to the 1,000 Shares he holds directly.

(x) KLR, LLC beneficially owns an aggregate of 82,419,457 Shares (approximately 8.9% of the total number of Shares outstanding), by virtue of being a distribution adviser of the Nickel 2015-94 B Trust and various trusts for the benefit of Micky Arison’s children. KLR, LLC has shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children. Accordingly, KLR, LLC may be deemed to beneficially own such Shares for which it exercises voting and/or dispositive power. KLR, LLC disclaims beneficial ownership of all such Shares.

(xi) Nickel 2015-94 B Trust beneficially owns an aggregate of 80,736,445 Shares (approximately 8.7% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. Nickel 2015-94 B Trust has sole voting and dispositive power with respect to all such Shares.

(xii) The Reporting Persons, as a group, beneficially own an aggregate of 121,139,034 Shares (approximately 13.0% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares.

(c) To the best knowledge of each of the Reporting Persons, none of the persons named in response to this paragraph (a) has effected any transactions in the Shares during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows by incorporating by reference the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D/A.

Exhibit 51

Joint Filing Agreement, dated as of December 11, 2020, among MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, LLC, James M. Dubin, Artsfare 2005 Trust No. 2, Suntrust Delaware Trust Company, Versus Protector, LLC, Richard L. Kohan, Nickel 2015-94 B Trust and KLR, LLC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2020

MA 1994 B SHARES, L.P.

MA 1994 B SHARES, INC.

MICKY ARISON

JMD DELAWARE, LLC

JAMES M. DUBIN

ARTSFARE 2005 TRUST NO. 2

SUNTRUST DELAWARE TRUST COMPANY

VERUS PROTECTOR, LLC

NICKEL 2015-94 B TRUST

By:	/s/ Richard L. Kohan
Richard L. Kohan, Attorney-in-fact

KLR, LLC

By:	/s/ Richard L. Kohan
Richard L. Kohan, President

/s/ Richard L. Kohan
RICHARD L. KOHAN

INDEX TO EXHIBITS

Exhibits

Exhibit 51

Joint Filing Agreement, dated as of December 11, 2020, among MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, LLC, James M. Dubin, Artsfare 2005 Trust No. 2, Suntrust Delaware Trust Company, Versus Protector, LLC, Richard L. Kohan, Nickel 2015-94 B Trust and KLR, LLC.